ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

At a regular meeting held March 10–12, 2015, the Board of Trustees for the Registrant approved the merger of John Hancock Global Opportunities Fund into JHF II Global Equity Fund.  The record date will be on April 21st, the shareholder meeting will be held on July 15th and the merger date will take place on July 24th.